GLOLEX, INC.
Unit 9647

13 Freeland Park

Wareham Road

Poole BH16 6F

United Kingdom

Tel: +44 7904600014

Email: business@glolex.top

April 27, 2017

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: Glolex, Inc.

File Number 333-211986

Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Glolex, Inc. (the “Company”) (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 1 p.m. on Monday, May 1, 2017, or as soon as practicable thereafter.  In connection with such request, the undersigned hereby acknowledges the following:

1.

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.

The Company may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call

Maksim Charniak the President of the Company on +44 7904 600014, or email to business@glolex.top

Thank you for your attention to this matter.

                                                                    Very truly yours,

Glolex, Inc.

By:	/s/ Maksim Charniak
Name:	Maksim Charniak
Title:	President, Treasurer and Secretary
(Principal Executive, Financial and Accounting Officer)